Shanda Games Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area, Shanghai 201203
The People’s Republic of China

August 27, 2015

Via E-mail

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shanda Games Amendment No. 2 to Schedule 13E-3 Filed July 14, 2015 SEC File No. 005-85045

Dear Ms. Chalk:

This letter is submitted by Shanda Games Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 2 to Schedule 13E-3, File No. 005-85045, filed on July 14, 2015 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated July 28, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 3 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 3 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Yingfeng Zhang, Capitalhold Limited, Capitalcorp Limited, Ningxia Yilida Capital Investment Limited Partnership, Yili Shengda Investment Holdings (Hong Kong) Company Limited, Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongyincashmere International Group Co., Ltd., Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), Shanghai Yingfeng Investment Management Company Limited, Shaolin Liang, Orient Hongtai (Hong Kong) Limited, TonSung Holdings Limited, Lihua Investment Center (Shanghai) L.P., Orient Hongzhi (Hong Kong) Limited, HuaSung Holdings Limited, Litian Investment Center (Shanghai) L.P., Hao Ding International Limited, Shanghai Hai Sheng Tong Investment Co., Ltd., Lihai Investment Center (Shanghai) L.P., Liyou Investment Management (Shanghai) Company Limited, Zhejiang Huatong Holding Group Company Limited, Miaotong Wang, Heng Shao, Ji Wang or Zhong Rong International Trust Co., Ltd., such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3/A – Special Factors – Background of the Merger, page 20

1.	Refer to comment 8 in our prior comment letter dated June 23, 2015 and your response. Clarify whether any person associated with the Company or its affiliates, including its financial advisors, or any other filing person on the Schedule 13E-3 or its affiliates or advisors, were contacted by Alibaba with respect to an investment in or other possible transaction involving the Company. We may have further comments.

To the best knowledge of each of the filing persons on the Schedule 13E-3, after reasonable inquiry, no person associated with the Company or its affiliates (including Merrill Lynch, the Special Committee’s financial advisor), any other filing person (including any former filing person) on the Schedule 13E-3, any affiliate or advisor of any such other filing persons, or Shanda Interactive, was contacted by Alibaba with respect to an investment in, or other possible transaction involving, the Company.

Representatives of Merrill Lynch did contact Alibaba as part of the Special Committee’s market check in July 2014. Alibaba did not express to Merrill Lynch any interest in an investment in the Company at that time and no further contact was made in relation thereto afterwards.

2.	We note your response to comment 9 in our prior comment letter dated June 23, 2015 and the revised disclosure on pages 30 and 31 of the disclosure document to the effect that after the Board and Special Committee evaluated and expressed opinions on the fairness of the merger consideration, Class A ordinary shares of the Company were sold to a third party at a significantly higher per share price in a privately negotiated transaction. The disclosure document must be revised to discuss how each filing person considered and reached its fairness determination regarding the $3.55 per share merger consideration in light of these very recent purchases by a third party at a per share price equivalent to $4.44. The disclosure on page 31 regarding the opinion of the Buyer Group about the premium paid in the Li-Funds Purchase and its strategic value to Century Huatong should be considerably expanded to discuss the analysis of the Buyer Group and how it reached its revised fairness determination, considering the significant disparity between the merger consideration and the price paid in the Li-Funds Purchase.

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

Over the past six weeks, the filing persons, as well as the Special Committee, have engaged in extensive diligence in order to determine the circumstances leading to the Li-Funds Purchase, and have also thoroughly considered, from their respective perspectives, the fairness of the US$3.55 per share merger consideration. The diligence process, the facts determined through such process and the fairness analyses undertaken on the basis of such facts are discussed in detail in the substantially expanded disclosure on pages 35 to 37, 42 to 43 and 47 of the Revised Proxy Statement.

Please also see our response to comment 3 below.

3.	Refer to our last comment above. With respect to the ongoing analysis of fairness by the Company via the Board and the Special Committee, advise what additional information the Special Committee has requested from the Buyer Group in order to consider the question. Once the Company is able to conduct the updated fairness analysis, advise how it will disseminate its analysis and conclusion to shareholders.

Since being informed of the Li-Funds Purchase initially on June 29, 2015, the Special Committee and its advisors have undertaken a comprehensive diligence process with the objective of understanding clearly the commercial rationale underlying the Li-Funds Purchase as well as the specific events and dynamics leading to it. To this end, the Special Committee and its advisors have engaged in detailed discussions with the representatives and advisors of the Li-Funds Persons, including hour-long teleconferences on July 10, 2015, July 13, 2015, and August 17, 2015, with Mr. Ji Wang, who led the negotiations for the Li-Funds Purchase on behalf of the Li-Funds Persons.

The information that the Special Committee and its advisors have requested from the Buyer Group includes:

•	the background and timing of the negotiations that led to the Li-Funds Purchase;

•	the views of the Li-Funds Persons with respect to the web games and mobile games industry in China and how such views influenced their valuation of the Company; and

•	the reasons for which the Li-Funds Persons pursued an investment in the Company, including: (i) why the Li-Funds Persons pursued an investment in the Company specifically, (ii) why the Li-Funds Persons pursued the investment at the time they did, (iii) why the Li-Funds Persons carried out their investment in the Company through purchases from Haitong Securities and Orient Securities and (iv) the factors considered by the Li-Funds Persons in reaching a decision to pay a significant premium beyond the merger consideration, as reflected in the consideration of approximately US$4.44 per Class A ordinary share.

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

The Buyer Group’s responses to the above inquiries are reflected in the following sections of the Revised Proxy Statement:

•	the background and timing of the negotiations that led to the Li-Funds Purchase are described in the section “Special Factors—Background of the Merger” on pages 32 to 34 of the Revised Proxy Statement;

•	the views of the Li-Funds Persons with respect to the web games and mobile games industry in China and how such views influenced their valuation of the Company are reflected in the reasons section “Special Factors—Background of the Merger” on pages 32 to 34 of the Revised Proxy Statement; and

•	the reasons for which the Li-Funds Persons pursued an investment in the Company are reflected in the section “Special Factors—Background of the Merger” on pages 32 to 33 of the Revised Proxy Statement.

In addition, in order to gain additional insights and perspective on the corporate history, strategies and plans of Century Huatong, the PRC public company controlled by the Li-Funds Persons that has engaged in licensing and cooperative arrangements with the Company, the Special Committee’s advisors have also reviewed, and briefed the Special Committee on, the annual reports and the public announcements of Century Huatong. Information determined from such review of publicly available materials served as both a starting point for the information requests discussed above and a basis for confirming the descriptions and explanation of key aspects of the Li-Funds Purchase provided by the representatives and advisors of the Li-Funds Persons.

The disclosure in the Schedule 13E-3 has been updated to reflect the process that has been undertaken to diligence and analyze the Li-Funds Purchase.

When the proxy statement is finalized, it will include the updated fairness analysis and conclusion, and the finalized proxy statement will be distributed to the shareholders of the Company.

4.	Revise this section to discuss the reasons for the Li-Funds Purchase including the timing thereof, from the perspective of the filing persons engaged in the sale. Your revised disclosure should also address the implications of the Li-Funds Purchase under the terms of the parties’ merger agreement, from the perspective of each filing person. We understand that the Special Committee is currently evaluating the implications on behalf of the Company.

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to the revised disclosure on pages 32 to 34 of the Revised Proxy Statement in connection with the reasons for the Li-Funds Purchase and refer to the revised disclosure on pages 34 and 43 of the Revised Proxy Statement in connection with the implications of the Li-Funds Purchase under the terms of the Merger Agreement.

5.	Summarize the July 7, 2015 discussions with Merrill Lynch regarding Merrill Lynch’s views on the Li-Funds Purchase as compared to the merger consideration.

In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to the revised disclosure on page 35 of the Revised Proxy Statement.

Plans for the Company after the Merger, page 54

6.	Refer to comment 10 in our prior comment letter and your response and revised disclosure here. Discuss the possible timing of a relisting of the shares of the Surviving Corporation on another exchange, including one in Mainland China. Describe any steps that you or the filing persons have taken or will take to investigate or pursue this option, and discuss the possible timing of relisting.

The Buyer Group has been evaluating and will continue to evaluate the entire business of the Company in contemplation of any potential plans, including relisting the Surviving Corporation on a stock exchange in Mainland China (the “Relisting”). For the purpose of evaluating the Relisting options (as outlined below), certain members of the Buyer Group have conducted and will continue to conduct research on similar going private transactions of China-based companies (such as Focus Media Holding Limited) and their subsequent relistings or relisting plans, and have had preliminary consultations with professional advisors in the PRC market with respect to the economic costs and risks, regulatory requirements, procedures and obstacles, and possible timing as to each Relisting option. As of the date of this letter, the Buyer Group has not formulated any definitive plan that will result in any extraordinary corporate transaction (such as the Relisting), sale or transfer of a material amount of the assets of the Company, or any other material changes in the Company.

According to the PRC counsel of Ningxia, a member of the Buyer Group, there are two typical Relisting options for companies with histories similar to the Company’s. The options are an initial public offering (the “IPO”) and a “backdoor listing” (i.e., listing through the restructuring of a company already listed on a Chinese stock exchange (the “Listco”)). The typical steps of these two options and the indicative timing for these options are as follows:

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

•          The IPO Option

To proceed with the IPO approach, the Surviving Corporation will be required under PRC law to (i) restructure its cross-border corporate structure such that all of the equity interests or substantial assets of all of its subsidiaries are held by an entity incorporated in the PRC (the “Holdco”); (ii) unwind the Company’s arrangements with its variable interest entities (the “VIE Entities”); (iii) re-incorporate the Holdco as a joint-stock company under PRC law; (iv) submit an IPO application to the China Securities Regulatory Commission (“CSRC”) for approval; (v) if the CSRC approves the application, submit a listing application to a Chinese stock exchange for approval; and (vi) if the stock exchange approves the application, issue public shares and list its shares on the stock exchange.

In addition to the governmental approvals required in steps (iv) and (v) above, a number of governmental procedures in connection with and approvals by PRC authorities, such as the Ministry of Commerce (or its local counterparts) and the National Development and Reform Commission (or its local counterparts) are also required to carry out steps (i) through (iii). The requisite procedures and governmental approvals in the IPO process are subject to uncertainties in both timing and outcome. In particular, the CSRC’s approval of an IPO application is highly unpredictable and step (iv) alone is usually very time-consuming. Typically, an IPO may require 2 to 3 years to complete after the completion of the corporate restructuring in step (i), and it is not possible at this time to provide an estimate of the timing of the Surviving Corporation’s potential Relisting through the IPO option.

•          The “Backdoor Listing” Option

To proceed with the “backdoor listing” approach, (a) the Surviving Corporation will be required under PRC law to restructure such that all of the equity interests or substantial assets of all of its VIE Entities are held by the Holdco and all of its arrangements with the VIE Entities are unwound; (b) the Surviving Corporation will then negotiate and agree upon the terms and conditions for a “backdoor listing” transaction with the potential Listco; (c) after the definitive agreement for the “backdoor listing” transaction is signed, it will be submitted to the Listco’s board of directors and shareholders for approval; (d) if these approvals are received, the Listco is required under PRC law to submit applications to the CSRC and (if applicable) other governmental authorities such as the Anti-Monopoly Bureau of the Ministry of Commerce for approval; and (e) the “backdoor listing” transaction can only be completed after the CSRC’s approval and all other applicable governmental approvals are obtained.

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

Other than the abovementioned governmental approvals by the CSRC and other authorities in step (d), a number of procedures and governmental approvals are also required to carry out step (a) above, such as approval by the Ministry of Commerce (or its local counterparts) and the National Development and Reform Commission (or its local counterparts). In addition, as discussed in step (c), a “backdoor listing” transaction requires corporate authorization by the Listco’s board of director and shareholders. All of the above approvals and procedures, as well as the negotiation process in step (b), are usually time-consuming and complex. Typically, it takes 1 to 2 years to complete a “backdoor listing” after the completion of step (b), and it is not possible to provide a timing estimate for the Surviving Corporation’s potential Relisting through the “backdoor listing” option.

Litigation Relating to the Merger, page 64

7.	Refer to prior comment 2 in our prior comment letter and your response, including the revised disclosure in this section. Update the disclosure regarding the July 22, 2015 hearing.

In response to the Staff’s comments, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages 14 and 72 of the Revised Proxy Statement.

*          *          *

Christina Chalk
U.S. Securities and Exchange Commission
August 27, 2015

Please note that Amendment No. 3 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 3; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or Miranda So of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3373, if you have any questions regarding Amendment No. 3 or this letter.

Sincerely,

Shanda Games Limited

By:	/s/ Li Yao
Chief Financial Officer
Shanda Games Limited

cc:	Robert Chu, Esq. (Sullivan & Cromwell)
Chun Wei, Esq. (Sullivan & Cromwell)
Miranda So, Esq. (Davis Polk & Wardwell)
Zhan Chen, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated July 28, 2015, with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-85045 (as amended, the “Schedule 13E-3”) filed on July 14, 2015 by Shanda Games Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 3 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 3; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of August 27, 2015

[Signature pages follow]

YINGFENG ZHANG

/s/ Yingfeng Zhang
Name: Yingfeng Zhang

CAPITALHOLD LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

CAPITALCORP LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

YILI SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

NINGXIA ZHENGJUN EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

ZHONGRONG SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

ZHONGRONG INVESTMENT HOLDINGS (HONG KONG) CO., LTD.

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

[Signature page to the acknowledgment]

NINGXIA SILKROAD EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

NINGXIA ZHONGRONG LEGEND EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

SHAOLIN LIANG

/s/ Shaolin Liang
Name: Shaolin Liang

ORIENT HONGTAI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

[Signature page to the acknowledgment]

ORIENT HONGZHI (HONG KONG) LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

HAO DING INTERNATIONAL LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

TONSUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHUA INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

HUASUNG HOLDINGS LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LITIAN INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

[Signature page to the acknowledgment]

SHANGHAI HAI SHENG TONG INVESTMENT CO., LTD.

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

LIHAI INVESTMENT CENTER (SHANGHAI) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Authorized Representative

LIYOU INVESTMENT MANAGEMENT (SHANGHAI) COMPANY LIMITED

By:	/s/ Ji Wang
Name: Ji Wang
Title: Director

ZHEJIANG HUATONG HOLDING GROUP COMPANY LIMITED

By:	/s/ Miaotong Wang
Name: Miaotong Wang
Title: Chairman

MIAOTONG WANG

/s/ Miaotong Wang
Name: Miaotong Wang

HENG SHAO

/s/ Heng Shao
Name: Heng Shao

JI WANG

/s/ Ji Wang
Name: Ji Wang

[Signature page to the acknowledgment]